ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-132747 Dated April 10, 2007

Yield Optimization Notes with Contingent Protection
Linked to the Price of Silver
UBS AG $• Notes linked to the Price of Silver due on or about October 31, 2007

Investment Description

Yield Optimization Notes with Contingent Protection (the “Notes”) are notes issued by UBS AG (“UBS” or “Issuer” as appropriate) linked to the Price of Silver. The Notes pay an enhanced coupon and, at maturity, provide either a return of principal or a cash-settled amount based on the Silver Return. The enhanced coupon is designed to compensate you for the risk that you may receive a cash-settled amount based on the Silver Return at maturity that is worth less than your invested principal. At maturity, you will receive a cash-settled amount based on the Silver Return if the Price of Silver is below the Trigger Price on any trading day during the term of your Notes (the “Observation Period”) and the Final Price is below the Initial Price on the Final Valuation Date. Otherwise, you will receive your invested principal in cash. We will make a coupon payment at maturity of the Notes regardless of the performance of Silver. Investing in the Notes involves significant risks. You may lose some or all of your invested principal. (Capitalized terms not defined herein are defined under “Terms for Offering of the Notes” and “Key Dates” below.)
Features	Key Dates*

Enhanced coupon payment is made regardless of the performance of Silver and is designed to compensate you for the risk that the Notes are not fully principal protected and you could lose some or all of your invested principal.

	Trade Date Settlement Date Final Valuation Date Maturity Date	April 24, 2007 April 30, 2007 October 29, 2007 October 31, 2007

Contingent protection feature protects your invested principal unless the Price of Silver falls below the Trigger Price during the Observation Period and the Final Price is below the Initial Price on the Final Valuation Date:

	*	The Notes are expected to price on or about April 24, 2007 and settle on or about April 30, 2007. In the event that we make any changes to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed to ensure that the stated term of the Notes remains the same.

If the Price of Silver never falls below the Trigger Price during the Observation Period, at maturity you will receive a cash payment equal to your invested principal amount. You will not participate in any appreciation in the Price of Silver at maturity.

If the Price of Silver falls below the Trigger Price during the Observation Period and Final Price is at or above the Initial Price on the Final Valuation Date, at maturity you will receive your invested principal amount.

If the Price of Silver falls below the Trigger Price during the Observation Period and the Final Price is below the Initial Price on the Final Valuation Date, at maturity you will receive a cash-settled amount based on the Silver Return. If you receive the cash-settled amount based on the Silver Return, it may be worth less than your invested principal or may be worthless.

Note Offerings

The Notes are linked to the Price of Silver in US dollars (amount of US dollars for one (1) troy ounce of Silver) and offer an enhanced coupon payment. The coupon rate for the Notes will be set on the Trade Date.
Underlying	Coupon per annum	Initial Price	Trigger Price	CUSIP	ISIN
Price of Silver (expressed as the amount	9.00 – 10.00%
of US dollars needed in exchange for
one (1) troy ounce of Silver)

Series of Securities	Price to Public	Underwriting Discount	Proceeds to UBS AG
Yield Optimization Note with
Contingent Protection on Silver	100%	1.00%	99.00%

See “Additional Information about UBS and the Yield Optimization Notes with Contingent Protection” on page 2. The Notes we are offering will have the terms set forth in the product supplement relating to the Notes, the accompanying prospectus and this free writing prospectus. See “Key Risks” on page 4 and the more detailed “Risk Factors” beginning on page PS-7 of the product supplement relating to the Notes for risks related to an investment in the Notes. Your Notes does not guarantee any return of invested principal at maturity. A negative underlying return may result in a payment at maturity of less than your invested principal amount.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this free writing prospectus, or the accompanying product supplement or prospectus. Any representation to the contrary is a criminal offense. The securities are not deposit liabilities of UBS AG and are not FDIC insured.

Additional Information about UBS and the Notes

UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the Notes, which we refer to as the “Yield Optimization Notes with Contingent Protection product supplement” or the “YONCP product supplement”) with the Securities and Exchange Commission, or SEC, for the offerings to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to the Notes that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC Web site is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 800-657-9836.

You may access these documents on the SEC web site at www.sec.gov as follows:

  YONCP product supplement dated April 10, 2007:
  http://www.sec.gov/Archives/edgar/data/1114446/000093041307003392/c47566_424b2.htm

  Prospectus dated March 27, 2006:
  http://www.sec.gov/Archives/edgar/data/1114446/000095012306003728/y17280ae424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. Also, references to the “YONCP product supplement” mean the UBS product supplement, dated April •, 2007, relating to the Notes generally, and references to “accompanying prospectus” mean the UBS prospectus, dated March 27, 2006.

Terms for Offering of the Notes		Scenario Analysis at Maturity
Issuer	UBS AG, Jersey Branch (AA+/Aa2)[1]

  If the Final Price of Silver on the Final Valuation Date is less than the Initial Price, the payment you receive at maturity will be worth less than the principal amount of your Notes plus coupon payment.

  If the market Price of Silver on the Final Valuation Date is at or above the Initial Price, the payment you receive at maturity will be equal to the principal amount of your notes plus coupon payment.

Payout Scenario of Yield Optimization Notes with Contingent Protection on Silver

Principal amount
per Note	$10.00 per note
Term	6 months[2]
Payment at Maturity	If the Price of Silver never falls below
(per Note)	the Trigger Price on any trading day
during the Observation Period, at
maturity we will pay you:
• An amount in cash equal to your
invested principal amount ($10.00) plus
coupon
If the Price of Silver ever falls below
the Trigger Price on any trading day
during the Observation Period, at
maturity we will pay you:
• An amount in cash equal to your
invested principal amount ($10.00) plus
coupon if the Final Price is above the
Initial Price on the Final Valuation Date
• A cash-settled amount based on the
Silver Return if the Final Price is below
the Initial Price on the Final Valuation
Date calculated as follows: $10.00 +
($10.00 x Silver Return), which will be
negative, plus coupon
Price of Silver	The price for one (1) troy ounce of Silver in
U.S. dollars in the interbank spot market as
observed through trades through the
Electronic Broking System, Reuters Dealing
3000 and various voice brokers
Observation Period	April 24, 2007 through October 29, 2007[2]
Initial Price	Will be determined on the Trade Date. On
March 30, 2007 at approximately 12:35
p.m. the spot rate was $13.35 per one troy
ounce of Silver
Final Price	Will be determined on the Final Valuation
Date at approximately 9:30 a.m. New York
time
Trigger Price	80% of the Initial Price as determined on
the Trade Date
Silver Return	Final Price – Initial Price
Initial Price

Your Notes are not fully principal protected. You may receive less than your Principal at Maturity.

1

UBS AG is rated AA+ by Standard & Poor’s and Aa2 by Moody’s. A credit rating reflects the creditworthiness of UBS AG and is not a recommendation to buy, sell or hold the Notes. UBS’ credit rating may change or be withdrawn at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

2

In the event that we make any change to the expected Trade Date and Settlement Date, the Observation Period, Final Valuation Date and Maturity Date will be changed to ensure that the stated term of the Notes is 6 months.

Investor Suitability

The securities may be suitable for you if:

  You have a moderate to high risk tolerance.

  You are willing to receive a cash-settled amount based on the Silver Return at maturity that may be worth less than your invested principal.

  You believe the market Price of Silver is not likely to appreciate by more than the value of the coupon paid on the Notes.

  You believe the Price of Silver is not likely to fall below the Trigger Price at any time during the Observation Period.

  You are willing to make an investment that will be exposed to the same downside price risk as an investment in Silver.

  You are willing to accept the risk of fluctuations in the market price of Silver.

  You are willing to invest in the Notes based on the anticipated coupon range (the actual coupon rate will be determined on the Trade Date).

  You are willing to hold the Notes to maturity.

The securities may not be suitable for you if:

  You seek an investment that is 100% principal protected.

  You are not willing to receive a cash-settled amount based on the Silver Return at maturity.

  You believe the market price of Silver is likely to appreciate by more than the value of the coupon paid on the Notes.

  You believe the Price of Silver is likely to fall below the Trigger Price during the Observation Period.

  You prefer lower risk and therefore accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings that bear interest at a prevailing market rate.

  You are unable or unwilling to hold the Notes to maturity.

  You seek an investment for which there will be an active secondary market.

What are the tax consequences of the Notes?

The United States federal income tax consequences of your investment in the Notes are complex and uncertain. By purchasing a Note, you and UBS hereby agree, in the absence of an administrative determination or a judicial ruling to the contrary, to characterize a Note for all tax purposes as an investment unit consisting of a non-contingent debt instrument and payments for a put option. Under this characterization of the Notes, interest paid in respect of each offering of the Notes is divided into two components for tax purposes: the debt component and the contract component.

Debt component—the interest on the debt component is taxed as ordinary income in the year it was received or accrued depending on your method of accounting for tax purposes.

Contract component—the contract component is generally not taxed until sale or maturity. At maturity, the contract component is taxed either as a short-term capital gain or loss.

Coupon per annum
	(to be determined	Debt Component	Contract Component
Offerings	on Trade Date)	per annum	per annum
Silver Notes	9.00 - 10.00%	•%	•%

In the opinion of our counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes as described above, but it would also be reasonable to treat your Notes as a single contingent debt instrument subject to the special tax rules governing contingent debt instruments. Because of this uncertainty, we urge you to consult your tax advisor as to the tax consequences of your investment in the Notes. Please read the discussion in “Supplemental U.S. Tax Considerations” on page PS-23 of the YONCP product supplement for a more detailed description of the tax treatment of your Notes.

Key Risks

An investment in the Notes involves significant risks. Some of the risks that apply to the Notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section of the YONCP product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

  You must be familiar with Silver, Silver options markets and the risks associated with such markets. As the investment will be impacted by the performance of Silver, such investment is appropriate only for those investors experienced in financial and business matters and familiar with the Silver markets. You must rely on your own evaluation of the merits of an investment linked to Silver.

  Investing in the Notes is not the same as a direct investment in Silver and therefore holders of the Notes will not benefit and participate in the upside gain of a favorable movement in the Price of Silver.

  You must be willing and prepared to hold the Notes until maturity. Contingent principal protection is only applicable if you hold your Notes until the Maturity Date. If you sell the Notes in the secondary market prior to the Maturity Date, you will not have contingent principal protection on the portion of the Notes sold.

  Liquidity risk. This is primarily a buy-and-hold investment and the secondary market in the Notes may be limited or nonexistent. While the Issuer is expected to provide daily trading and a secondary market, the value of the Notes can drop below 100% of their initial price during their term.

  The inclusion of commissions, compensation and projected profits from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which Issuer or its affiliates are willing to purchase the Notes in secondary market transactions will likely be lower than the initial public offering price, since the initial public offering price included, and secondary market prices are likely to exclude, commissions or other compensation paid with respect to the Notes, as well as the projected profit included in the cost of hedging our obligations under the Notes. In addition, any such prices may differ from values determined by pricing models used by Issuer or its affiliates, as a result of dealer discounts, mark-ups or other transactions.

  Research: UBS AG and our affiliates from time to time express views on expected movements in Silver prices in the ordinary course of our or their businesses. These views are sometimes communicated to clients who participate in Silver markets. However, these views, depending upon world-wide economic, political and other developments, may vary over differing time-horizons and are subject to change. Moreover, other professionals who deal in Silver may at any time have significantly different views from our views or those of our affiliates. For reasons such as these, we believe that most investors in Silver markets derive information concerning those markets from multiple sources. In connection with your purchase of the Notes, you should investigate the Silver markets and not rely on views which may be expressed by us or our affiliates in the ordinary course of our or their businesses with respect to future Silver price movements.
  We, or one or more of our affiliates may, at present or in the future, publish research reports with respect to movements in Silver prices generally or in the Price of Silver specifically. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities may affect the market value of the Notes.

  Credit Risk of Issuer. These Notes are being issued by UBS AG. Therefore, investors are subject to the credit default of that Issuer (Current Moody’s rating: Aa2; current S&P rating: AA+).

  The Price of Silver may be influenced by unpredictable factors, including fluctuations in Silver prices. The Price of Silver and its spot levels, and, therefore, the investment, may be affected by various and often unpredictable factors, including, but not limited to, the economic, financial, social and political conditions globally and in particular countries.
  The Price of Silver and the liquidity and trading values of, and amounts payable with respect to, the Notes may be affected by the actions of sovereign governments that may directly or indirectly impact the Price of Silver. The market value of the Notes may fluctuate between the Trade Date and the Final Valuation Date when the Calculation Agent will determine your Payment at Maturity. Other factors that may influence the value of the Notes include supply and demand for the Notes, inventory positions held by the Issuer or any other market maker, interest rates, the time remaining to the Final Valuation Date, the creditworthiness of the Issuer and volatility in the Price of Silver. The market Price of Silver will affect themarket value of the Notes. We expect generally that the market value of the Notes will depend partially on the Price of Silver. The Price of Silver is subject to volatile price movements over short periods of time and is affected by numerous factors. In addition to the macroeconomic and other factors described in the preceding risk factor, Silver prices may also be affected by industry factors such as: industrial and jewelry demand; lending, sales and purchases of Silver by the official sector, including central banks and other governmental agencies and multilateral institutions which hold Silver; levels of Silver production and production costs; actions by or involving Silver mining companies; and short-term changes in supply and demand because of trading activities in the Silver market.

  Market Disruption. If the Calculation Agent determines that a market disruption event has occurred or is continuing on the Final Valuation Date with respect to the Final Price, the Calculation Agent will settle its obligations hereunder in good faith and in a commercially reasonable manner taking into consideration all available information that in good faith it deems relevant. The Calculation Agent may also determine to postpone settlement of the Notes, for such time as it deems appropriate, in its sole discretion. As used herein “Market Disruption” means: a suspension, absence or material limitation of trading in Silver bullion on the London Silver Market, as determined by the Calculation Agent in its sole discretion; a suspension, absence or material limitation of trading in Silver futures or option contracts in the primary market for those instruments, as determined by the Calculation Agent in its sole discretion; the failure of the London Silver Market to announce or publish the London Fixing Price prior to or on the Final Valuation Date, or a temporary or permanent discontinuance or unavailability of the London Fixing Price; and any other event that the Calculation Agent determines in its sole discretion materially interferes with the ability of UBS or the ability of any of its affiliates to unwind all or a material portion of a hedge with respect to the Notes that UBS or any of its affiliates have effected or may effect.

  Operation of the Silver Bullion Market. The following discussion of the operation of the Silver bullion market is based on publicly available information and is provided for informational purposes only. You should make your own investigation into the Silver bullion market in determining whether the Notes are a suitable investment for you. The London Silver bullion market is the principal global clearing center for over-the-counter Silver bullion transactions, including transactions in spot, forward and options contracts, together with exchange-traded futures and options and other derivatives. The principal representative body of the London Silver bullion market is the London Bullion Market Association (‘‘LBMA’’), whose membership represents all sectors of the Silver bullion market. The LBMA currently comprises 60 members, of which 9 are market-making members meet each London business day at 12:00 p.m., to determine the London Fixing Price via telephone. The three members of the fixing are currently the Bank of Nova Scotia — Scotia Moats, Deutsche Bank AG, and HSBC Bank USA, NA. The fixing chairmanship rotates annually amongst these members. Clients place orders with the dealing rooms of fixing members, who net all orders before communicating their interest to their representative at the fixing. Orders may be changed at any time during these proceedings. The Silver price is adjusted to reflect whether there are more buyers or sellers at a given price until supply and demand are balanced, at which time the price is declared fixed. All fixing orders are then fulfilled at this price, which is communicated to the market through various media. In addition to the London Bullion Market, over-the-counter trading in Silver occurs globally, on a twenty-four hour basis on the basis of the price of Silver. LBMA fixing prices are influenced by trades settled using the XAG/US dollar spot rate in over-the-counter trades conducted in markets other than the London Bullion Market, and the LBMA fixing prices influence the quotes based on the price of Silver. Generally, the quoted price of Silver tends to converge toward the LBMA fixing price after the fixing price has been published.

  Historical Silver Prices. The market for Silver bullion is global and Silver prices are subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors such as the structure of and confidence in the global monetary system; expectations of the future rate of inflation; the relative strength of, and confidence in, the U.S. dollar, the currency in which the Price of Silver is generally quoted; interest rates; Silver borrowing and lending rates; and global or regional economic, financial, political, regulatory, judicial or other events. In addition, Silver prices may be affected by industry factors such as industrial and jewellery demand; lending, sales and purchases of Silver by the official sector, including central banks and other governmental agencies and multilateral institutions which hold Silver; levels of Silver production and production costs; and short-term changes in supply and demand because of trading activities in the Silver market. It is not possible to predict the aggregate effect of all or any combination of these factors.

  Trading by the Issuer or its affiliates in Silver and derivative markets may impair the value of the Notes. We and/or our affiliates are active participants in the interbank foreign exchange, Silver and derivative markets as dealers, proprietary traders and agents for our customers, and therefore at any given time may be participants in Silver or derivative transactions. Such activities on the part of Issuer may affect the probability that the Trigger Price may be breached and may impact the ultimate value of the Notes and its potential return.

  This product is a structured product, i.e., a combination of two or more financial instruments, at least one of which is a derivative. It is a complex product. Issuer assumes that you have taken adequate steps, as you deemed appropriate, to be informed of the characteristics of this product and the Silver markets.

  Risk-hedging transactions. The ability to eliminate or to restrict the initial risks of the Notes arising from its purchase by concluding any hedging transactions during its lifetime mainly depends on the market conditions and the applicable terms and conditions. As a consequence, such transactions may be concluded at unfavourable market prices to the effect that corresponding losses may arise.

UBS and/or any affiliates as market maker

  The Issuer is a market maker in a wide range of products in the foreign exchange, equity and commodity markets, not only as a market maker but also on behalf of customers and on its own behalf. Issuer is regularly engaged in transactions in all these markets.

  In line with normal business practices, the Issuer hedges its risks on the products that it sells to customers. For any individual hedge position, the Issuer may adjust its hedge as market conditions change during the life of the product or because, in the Issuer’s sole judgment and discretion, it is in the Issuer’s interest to do so.

  For each hedge that it places on a product that it has sold, the Issuer may determine in its sole judgment and discretion to liquidate its hedge prior to the Final Valuation Date of the product or prior to a barrier being reached.

  The activities of the Issuer described above may, depending on a variety of factors, have a significant effect on the markets in the Notes themselves. Among other things, these activities may directly or indirectly affect the Price of Silver and/or may increase the probability of the Price of Silver breaching the Trigger Price during the Observation Period and/or the Final Price being less than the Initial Price on the Final Valuation Date. This may work to your disadvantage.

Hedging of transaction position

  The Issuer generally hedges its transactions with spot, forwards and options, though it may not always do so. The Issuer reserves the right to leave a position unhedged, partially hedged or fully hedged, and to adjust the hedge from time to time in any manner it sees fit. The Issuer may unwind its hedge in anticipation of an event. If the Issuer has decided to maintain a spot hedge on a position, it will need to unwind the spot hedge when an event occurs. Unwinding the hedge typically consists of buying or selling a quantity of the currency or commodity to which the Issuer is exposed, thereby flattening its position. It may not be possible to unwind a hedge in a single transaction. In order to achieve an average fill as close to an Initial Price as possible, the Issuer may therefore at times anticipate the occurrence of an Initial Price and begin unwinding its hedge beforehand. This activity may affect the probability that a transaction may (or may not) occur at the Initial Price.

Calculations

  The Calculation Agent is also responsible for monitoring the Price of Silver in the Spot Market in order to determine whether the Price of Silver is below the Trigger Price during the Observation Period or below the Initial Price on the Final Valuation Date. The Calculation Agent will observe Silver transactions that take place between (i) two independent counterparties through the brokers market, (ii) the Issuer and an independent counterparty through the brokers market or (iii) Issuer and an independent counterparty dealing direct. Transactions defined in (ii) and (iii) may be initiated either by the Issuer or another party. The transaction must be at a Price of Silver that is either below the Trigger Price or below the Initial Price on the Final Valuation Date. The transaction must not take place at an off-market rate. An “off-market rate” is defined as a rate that is substantially more favorable or substantially less favorable than the rate available to a professional foreign exchange, currency or commodity dealer in the interbank Spot Market at the time of the transaction. The transaction is in an amount that is not less than the equivalent of three million USD (in certain circumstances two or more consecutive transactions in an aggregate amount of three million USD or more may be deemed to be a single transaction for these purposes.) Transactions that the Calculation Agent does not observe and could not observe from sources regularly available to it in the ordinary course of its business cannot be the basis for an observation of the Price of Silver. The Calculation Agent may observe a transaction that has not been executed (for example, either the Issuer or a counterparty may place an order which has not yet been filled. Such an order would be deemed to meet the requirements described in this paragraph as satisfying the occurrence of a transaction observable by the Calculation Agent). The global spot exchange market, open continuously from 6:00 a.m. Sydney, Australia time (or such other time as the Sydney spot market may determine from time to time) on a Monday in any week to 5:00 p.m. New York time on the Friday of that week.

Hypothetical Examples

Hypothetical Examples – Note Returns at Maturity

The following examples illustrate the payment at maturity on a hypothetical offering of the Notes assuming the following:

Term:	6 months
Coupon per annum:	10% ($0.50 per Note)
Initial Price of Silver:	$13.00 per ounce of Silver
Trigger Price:	$10.40 (80% of initial price)
Principal amount:	$10 per Note

Scenario #1: The Price of Silver never falls below the Trigger Price of $10.40 during the term of the Notes.

Since the Price of Silver was never below the Trigger Price of $10.40 on any trading day during the Observation Period, your principal is protected and you receive at maturity a cash payment equal to the invested principal amount of the Notes plus coupon payment.

Payment at Maturity:	$10.00
Coupon:	$0.50
Total:	$10.50
Total Return on the Notes:	5%

This investment would outperform an investment in Silver if the price appreciation of Silver is less than 5%.

Scenario #2: The Price of Silver falls below the Trigger Price of $10.40 during the term of the Notes.

Since the Price of Silver was below the Trigger Price of $10.40 on one or more trading days during the Observation Period, the value received at maturity and the total return on the Notes at that time depends on the Final Price on the Final Valuation Date. In each case, the coupon is paid to you.

If the Final Price on the Final Valuation Date is $9.10 (a decline of 30%) you will receive a cash settled value as follows:

Value of underlying:	$7.00	(10.00 x (9.10-13.00)/9.10)
Coupon:	$0.50
Total:	$7.50
Total return on the Notes:	-25%

In this example, the total return on the Notes is a loss of 25% while the total return on Silver represents a loss of 30%.

If the Final Price on the Final Valuation Date is $11.05 (a decline of 15%) you will receive the cash settled value follows:

Value of underlying:	$8.50	(10.00 x (11.05-13.00)/11.05)
Coupon:	$0.50
Total:	$9.00
Total return on the Notes:	-10%

In this example, the total return on the Notes is a loss of 10% while the total return on Silver is a loss of 15%.

If the Final Price on the Final Valuation Date is $14.95 (an increase of 15%) you will receive your invested principal amount as follows:

Value of underlying:	$10.00	(Investor receives back invested principal amount)
Coupon:	$0.50
Total	$10.50
Total return on the Notes:	5%

In this example, the total return on the Notes is 5% while the total return on Silver is 15%.

Hypothetical Return Table of the Notes at Maturity

The table below is based on the following assumptions:

Assumptions
Principal amount:	$10.00
Coupon per annum:	10%
Initial Price:	$13.00 (to be determined on the Trade Date)
Trigger Price:	$10.40 (80% of the Initial Price)
Observation Period:	The period starting on the Trade Date and ending on, and including, the Final Valuation Date
Final Price:	The Final Price on the Final Valuation Date.

Silver Return		Trigger Price is not breached[1]		Trigger Price is breached[2]
Final		Payment at	Total Return at	Payment at	Total Return at
Price	Silver Return	Maturity	Maturity[3]	Maturity	Maturity[3]
$19.50	50.00%	$10.50	5%	$10.50	5%
$18.85	45.00%	$10.50	5%	$10.50	5%
$18.20	40.00%	$10.50	5%	$10.50	5%
$17.55	35.00%	$10.50	5%	$10.50	5%
$16.90	30.00%	$10.50	5%	$10.50	5%
$16.25	25.00%	$10.50	5%	$10.50	5%
$15.60	20.00%	$10.50	5%	$10.50	5%
$14.95	15.00%	$10.50	5%	$10.50	5%
$14.30	10.00%	$10.50	5%	$10.50	5%
$13.65	5.00%	$10.50	5%	$10.50	5%
$13.00	0.00%	$10.50	5%	$10.50	5%
$12.35	-5.00%	$10.50	5%	$10.00	0.00%
$11.70	-10.00%	$10.50	5%	$9.50	-5.00%
$11.05	-15.00%	$10.50	5%	$9.00	-10.00%
$10.40	-20.00%	$10.50	5%	$8.50	-15.00%
$9.75	-25.00%	N/A	N/A	$8.00	-20.00%
$9.10	-30.00%	N/A	N/A	$7.50	-25.00%
$8.45	-35.00%	N/A	N/A	$7.00	-30.00%
$7.80	-40.00%	N/A	N/A	$6.50	-35.00%
$7.15	-45.00%	N/A	N/A	$6.00	-40.00%
$6.50	-50.00%	N/A	N/A	$5.50	-45.00%

1)	A Trigger Price is not breached if the Price of Silver never falls below the Trigger Price on any trading day during the Observation Period.
2)	A Trigger Price is breached if the Price of Silver falls below the Trigger Price on at least one trading day during the Observation Period.
3)	Total return on the Notes includes coupon payment.
4)	You will lose some or all of your invested principal in the Notes if the Trigger Price is breached and the Price of Silver on the Final Valuation Date is less than the Initial Price.

Description of the Price of Silver	Historical Performance of the Price of Silver

The Price of Silver measures the relative value of Silver and the US dollar. The figure is equal to the number of U.S. dollars that can be exchanged for one troy ounce of Silver. The Price of Silver decreases when Silver depreciates relative to the U.S. dollar and increases when Silver appreciates relative to the U.S. dollar.	The below graph illustrates the performance of Silver from 04/01/2002 through 04/09/2007 Historical performance of Underlying is not indicative of future performance.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of December 31, 2006	CHF	US dollar
	(in millions)
Debt
Debt issued(1)	325,790	267,159
Total Debt	325,790	267,159
Minority Interest(2)	6,089	4,993
Shareholders’ Equity	49,801	40,839
Total capitalization	381,680	312,991

(1)	Includes Money Market Paper and Medium Term Notes as per Balance Sheet position.
(2)	Includes Trust preferred securities.

Swiss franc (CHF) amounts have been translated into US dollars (US dollar) at the rate of CHF 1 = US dollar 0.82004 (the exchange rate in effect as of December 31, 2006).

Supplemental Plan of Distribution

We expect to deliver each offering of the Notes against payment on or about the fourth business day following the Trade Date. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the Trade Date will be required, by virtue of the fact that each Note initially will settle in four business days (T+4), to specify alternative settlement arrangements to prevent a failed settlement.